SELECT★LIFE I
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

issued by
ReliaStar Life Insurance Company
and its
Select★Life Variable Account

Supplement dated December 3, 2003, to the Prospectus dated August 8, 1997

The information in this supplement updates and amends certain information contained in the Prospectus dated August 8, 1997. Please read it carefully and keep it with your Prospectus for future reference.

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Effective May 1, 2002, ReliaStar Life Insurance Company's affiliate, ING America Equities, Inc., became the principal underwriter (distributor) for the Policies. ING America Equities, Inc. was organized under the laws of the State of Colorado on September 27, 1993 and is registered as a broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. ING America Equities, Inc.'s principal office is located at 1290 Broadway, Denver, Colorado 80203-5699.